UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File Number: 001-38259

ABLYNX NV

(Translation of registrant’s name into English)

Technologiepark 21

9052 Ghent/Zwijnaarde, Belgium

Tel: +32 9 262 00 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the joint press release of Ablynx NV and Sanofi dated January 29, 2018. Attached as Exhibit 99.2 is a copy of the Notice Published by the Financial Services and Markets Authority Pursuant to Article 7 of the Royal Decree of 27 April 2007 on Takeover Offers published on January 29, 2018.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report.

Exhibit	Description

99.1	Joint Press Release dated January 29, 2018

99.2	Notice Published by the Financial Services and Markets Authority Pursuant to Article 7 of the Royal Decree of 27 April 2007 on Takeover Offers published on January 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABLYNX NV

Date: January 29, 2018	By:	/s/ Edwin Moses
Edwin Moses
Chief Executive Officer